UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

                         (Mark One)

                     {X}     ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
                                            ACT OF 1934
 For the fiscal year ended December 30, 2004

 OR

                    { }            TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                                EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from _________ to 5313 __________.

                                    Commission file number 333-21011

                             A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:
                                  FIRSTENERGY CORP. SAVINGS PLAN

        B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

            FIRSTENERGY CORP.
            76 SOUTH MAIN STREET
            AKRON, OH 44308

FirstEnergy Corp. Savings Plan
Report on Audits of Financial Statements
December 30, 2004 and 2003

FirstEnergy Corp. Savings Plan

Index
December 30, 2004 and 2003

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits at
December 30, 2004 and 2003	2

Statements of Changes in Net Assets Available for Plan Benefits
for the Years Ended December 30, 2004 and 2003	3

Notes to Financial Statements	4-14

All other schedules of additional financial information are omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm

To the Participants and Savings Plan Committee of the
FirstEnergy Corp. Savings Plan
Akron, Ohio

We have audited the accompanying statements of net assets available for plan benefits of FirstEnergy Corp. Savings Plan as of December 30, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of FirstEnergy Corp. Savings Plan as of December 30, 2004 and 2003 and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BOBER, MARKEY, FEDOROVICH & COMPANY

June 6, 2005

FirstEnergy Corp. Savings Plan

Statements of Net Assets Available for Plan Benefits
At December 30, 2004 and 2003

Assets	2004	2003

Investment in FirstEnergy Corp. Savings Plan Master Trust	$1,853,724,935	$1,686,661,351
Participant loans	33,342,687	30,412,933
Net assets available for benefits	$1,887,067,622	$1,717,074,284

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 30, 2004 and 2003

	2004	2003

Additions:
Contributions:
Employee	$74,444,070	$76,674,175
Employer	35,508,355	31,398,910
Total contributions	109,952,425	108,073,085

Investment income:
Interest and dividends	67,559,695	51,151,845
Net appreciation in fair value
of investments (Note 5)	129,549,163	202,582,607
Total investment income	197,108,858	253,734,452

Transfer of assets from other plans, net (Note 10)	-	622,421,986

Total additions	307,061,283	984,229,523

Deductions:
Distributions to Participants	(125,626,144)	(85,489,592)
ESOP interest	(9,655,000)	(12,585,000)
Fees	(1,786,801)	(1,818,910)
Total deductions	(137,067,945)	(99,893,502)

Increase in net assets available for benefits	169,993,338	884,336,021

Net assets available for plan benefits, beginning of year	1,717,074,284	832,738,263

Net assets available for plan benefits, end of year	$1,887,067,622	$1,717,074,284

The accompanying notes are an integral part of these financial statements

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2004 and 2003

1.	Description of the Plan

The FirstEnergy Corp. Savings Plan (the "Plan") provides eligible employees of FirstEnergy Corp. ("FirstEnergy") and its subsidiaries, collectively referred to as the "Companies", a mechanism through which they can save and invest part of their income on a tax deferred basis at regular intervals. Additionally, the Companies currently match employee contributions with shares of FirstEnergy common stock (see Note 7) held in the Employee Stock Ownership Plan ("ESOP") except for former GPU union participants that are currently matched in cash. However, according to the Plan, the Companies can alternatively make all contributions in cash. Employees may invest their contributions in other investment options (the "Funds") and all contributions made to employees' accounts are fully and immediately vested in the Plan. The purpose of the Plan is to encourage employees to adopt a regular savings program and to provide additional security for retirement. The following is a brief description of the Plan and is provided for general information purposes only. Employees should refer to the Plan documents for more complete information.

The Plan is a qualified profit-sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and provides for salary reduction contributions under Section 401(k) of the Code. In general, plans established pursuant to Section 401(k) of the Code permit eligible employees to defer current federal and, subject to applicable laws, state and local income taxes on the portion of their current compensation represented by the amount of the salary reduction elected. The amounts, as elected by the employees, are contributed to the Plan by the Companies through payroll deductions.

The Plan is subject to Title I of the Employee Retirement Income Security Act of 1974 ("ERISA"), but not Title IV as it is an "individual account plan." Title I establishes reporting and disclosure requirements, minimum standards for participation, vesting and benefit accrual, prohibitions governing the conduct of fiduciaries and provides that ERISA pre-empts other federal, state and local statutes relating to employee benefits. The protective benefits of Title IV which relate to insuring pension benefits by the Pension Benefit Guaranty Corporation are not applicable to individual account plans.

Every permanent FirstEnergy employee is eligible to become a participant in the Plan, herein referred to as "employee" or "Participant", immediately at commencement of employment.

Employees may participate in one or more of the Funds through deferral of compensation. The choice of investments (except the Companies' matching contributions in the form of FirstEnergy common stock) is the responsibility of the individual employee. Transfers between funds are the responsibility of the employee and may be made on a daily basis.

Securities in the ESOP Account
The ESOP purchased a total of 10,654,114 shares of Ohio Edison ("OE") common stock from November 1990 to December 1991 for the purpose of funding the Companies' matching contribution to the Plan. On November 8, 1997, pursuant to the merger of OE and Centerior Energy Corporation that created FirstEnergy ("Merger"), shares of OE common stock were converted into shares of FirstEnergy common stock on a one-for-one basis.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2004 and 2003

The Plan borrowed $200 million, referred to herein as the "ESOP Loan", at a rate of 10% from OE to fund the purchase of the stock. The ESOP Loan is collateralized by the unallocated FirstEnergy common stock acquired with the proceeds of the ESOP Loan. The ESOP Loan is expected to be repaid by December 2005. Interest payments on the loan are made annually. Additionally, principal payments may be made sooner if additional shares of FirstEnergy common stock are needed for distributions to Participants. At December 30, 2004 and 2003, the ESOP Loan balance was $60,850,000 and $96,550,000, respectively.

ESOP Allocation
As principal and interest payments are made on the ESOP Loan, shares of FirstEnergy common stock are released from the ESOP Unallocated Fund to the ESOP Allocated Fund where they are made available for contribution to Participants’ accounts. The Plan made interest payments of $9,655,000 in 2004 and $12,585,000 in 2003, which released 228,386 shares in 2004 and 297,695 shares in 2003. In December 2004, a principal payment of $35,700,000 was made which led to the release of 844,474 shares. In December 2003, a principal payment of $29,300,000 was made which led to the release of 693,083 shares.

The Companies’ matching contribution to each Participant's account is computed the Thursday following the end of each pay period based on the Companies' matching contribution percentages (see Note 7) and on the quoted market price of FirstEnergy common stock when contributed. During 2004 and 2003, there were 913,135 and 968,431 ESOP shares, respectively contributed to Participants’ accounts. In 2004 and 2003, respectively, 232,746 and 254,833 ESOP shares were realized related to the reinvestment of dividends on the ESOP shares.

At December 30, 2004 and 2003, there were 2,389,530 and 2,656,189 shares, respectively, held in the ESOP Unallocated Fund at market values of $94,410,350 and $93,497,853, respectively, and 7,201,364 and 6,553,214 shares, respectively, held in the ESOP Allocated Fund at market values of $284,525,899 and $230,673,148. The market value of the ESOP common stock is measured by the quoted market price.

PAYSOP
A component of the Plan consists of a qualified payroll-based tax credit employee stock ownership plan ("PAYSOP") under Section 401(a) and Section 501(a) of the Code.

Under the Economic Recovery Tax Act of 1981, effective January 1, 1983, tax credits were based upon eligible employee compensation. The regulation permitted the Companies to contribute to the fund a maximum of one-half of one percent of the aggregate compensation of eligible employees and claim a tax credit on its consolidated federal income tax return equal to this amount. The amounts allocated to eligible employees were based upon the proportion of their wages and salaries (to a maximum of $100,000) to the wages and salaries of total employees for the year.The Tax Reform Act of 1986 eliminated the PAYSOP tax credit with respect to compensation earned in 1987 or later years. As a result, the Companies have not contributed to the PAYSOP since the 1986 contribution other than for the reimbursement of PAYSOP administrative expenses.

On November 8, 1997, pursuant to the Merger, shares of OE common stock held in the PAYSOP were converted into shares of FirstEnergy common stock on a one-for-one basis.

Prior to February 11, 2002, dividends were paid annually to Participants in the PAYSOP. The market value of the common stock in the PAYSOP is measured by the quoted market price. As of February 11, 2002, dividends are payable quarterly to Participants and Participants will also have the option to reinvest dividends back into the PAYSOP Fund. The market value of the PAYSOP Fund was $3,735,901 and $3,347,085 at December 30, 2004 and 2003 respectively.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2004 and 2003

2.	Summary of Accounting Policies

The financial statements have been prepared on the accrual basis of accounting.

The amount shown herein as the investment in the FirstEnergy Corp. Savings Plan Master Trust (the "Trust") as of December 30, 2004 and 2003 reflects the fair value of the assets held in such Trust and the Plan’s relative interest in the Trust. The Plan’s participation is measured at its value at the beginning of the valuation period plus net external cash flow (contributions, distributions, etc.) experienced by the Plan during the valuation period. Investment income, net realized gain (loss) on investments and net unrealized appreciation (depreciation) of investments are allocated to each participating plan based upon its accumulated monthly balance for each investment option.

Investment income from the Trust for the years ended December 30, 2004 and 2003, consists of interest and dividend income. The net appreciation (depreciation) in the fair value of investments consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments in the Trust.

The market value of the Fund is measured at the market value per share determined by the investment manager except for funds A, B, L and N. See note 4 for the methodology used to determine fair value for each of these funds.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and accompanying notes. Actual results may differ from these estimates.

Expenses for the administration of the Plan are paid for by the Plan unless otherwise paid for by the Companies.

Certain amounts from the prior year have been reclassified in order to conform to the current presentation.

3.	Plan Termination

Although the Companies have not expressed any intent to do so, the Companies reserve the right to discontinue or terminate the Plan at any time. If the Plan should be terminated, in whole or in part, Participants will be entitled to withdraw the full value of their accounts, to the extent allowed by law.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2004 and 2003

4.	Descriptions of Funds

The following are brief descriptions of the Funds available to Participants at December 30, 2004:

Fund A - Company Common Stock Fund
This Fund consists entirely of shares of FirstEnergy common stock. The Fund provides an opportunity for employees to increase their common ownership stake in FirstEnergy. The objective for this Fund is the growth of capital through both appreciation and dividend income. The Fund also holds the Companies' pre-ESOP matching contribution in FirstEnergy common stock. The common stock is purchased by the Trustee on the open market. The market value of the common stock is measured by the quoted market price.

Fund B - Capital Preservation Fund
This Fund consists of guaranteed fixed income contracts issued by insurance companies and banks, collateralized mortgage obligations, and short-term money market instruments. These contracts guarantee interest for a fixed period and the principal amount of all investments. The market value of the Capital Preservation Fund is measured at the contract value as determined by the insurers and banks.

Fund C - S&P 500 Index Fund
This Fund is a common/collective trust investing in the S&P 500 stocks. The objective of this Fund is the growth of capital through both appreciation and dividend income.

Fund D - Small Cap Value Fund
This Fund invests primarily in securities of well-financed small cap companies at a substantial discount to what the manager believes are takeover values. The manager is National City Bank and the mutual fund name is Armada Small Cap Value. The objective of the Fund is to match or exceed the returns of the Russell 2000 Value Index over time.

Fund E - Large Cap Value Fund
The Fund seeks long-term capital appreciation and income by focusing on domestic large company equities that are selling at modest prices to earnings multiples. Shares are usually held for the long-term. Only extreme valuations or major changes to a company’s fundamentals will trigger a sale. The portfolio manager is Davis Selected Advisors, L.P. and the mutual fund name is Selected American Fund. The performance objective is to match or exceed the S&P/Barra Large Cap Value Index over time.

Fund F - Mid Cap Value Fund
The Fund seeks long-term capital appreciation by investing in mid-sized companies that are less closely monitored by the investment community as evidenced by low institutional ownership and analyst coverage. The goal is to find well-managed companies that have sustainable growth prospects but that are selling at prices below their private market value. The manager believes that these factors may cause shares to be undervalued. The manager may sell a stock when its price no longer compares favorably with the company’s private market value. The portfolio manager is Lord Abbett Management and the mutual fund name is Lord Abbett Mid Cap Value Fund.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2004 and 2003

Fund G - Mid Cap Growth Fund
The Fund seeks long-term capital appreciation by investing in mid cap companies that are leaders in attractive growth markets and in securities of higher risk accelerating growth companies. These securities are driven by product cycles, favorable sector conditions or other company specific factors expected to produce rapid sales and earnings growth. The Fund’s investments are usually bought and sold relatively frequently. The portfolio manager is Invesco Funds Group, Inc. and the mutual fund name is Invesco Dynamics Fund.

Fund H - Small Cap Growth Fund
The Fund seeks long term capital appreciation by investing in small companies that are positioned for above-average growth in revenues, earnings or assets. Both qualitative and quantitative analysis is used to evaluate companies for distinct and sustainable competitive advantages which are likely to lead to growth in earnings and share price. The portfolio manager is Franklin Advisers, Inc. The mutual fund name is Franklin Small Cap Growth II Fund.

Fund I - Bond Fund
The Fund seeks to maximize total return consistent with the preservation of capital by investing at least 65% of its assets in a diversified portfolio of intermediate term fixed income investments of varying maturities. The Fund invests primarily in investment grade debt but may invest up to 10% of its assets in high yield securities rated B or higher. The Fund may invest up to 20% of assets in securities denominated in foreign currencies. The portfolio manager is PIMCO and the mutual fund name is PIMCO Total Return Fund.

Fund J - Self Managed Fund
Participants may invest in a self-managed brokerage account available through State Street Brokerage Services, Inc. Options include mutual funds along with any security that is listed on the NYSE, ASE and NASDAQ.

Fund K - EuroPacific Fund
This Fund is an actively managed portfolio of foreign common stocks managed by Capital Research & Management Co. The objective of the Fund is the growth of capital through appreciation.

Fund L - Loan Fund
The Plan allows Participants to borrow from their before-tax, after-tax and rollover accounts for certain approved purposes. When loans are made, they are recorded as interfund transfers. The repayments of principal and interest are credited to the Participants' account balances within the respective funds. The employee repays the loan and all related interest through payroll deductions.

Participants may borrow up to 50 percent of their total account balance or 100 percent of their before-tax account, whichever is less. The interest rate charged is based on the prime rate plus 1 percent, and range from 5.0% to 10.79%. Participants may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid within 6 and 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended to 30 years. The maximum loan amount is $50,000.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2004 and 2003

Fund M - Armada Equity Growth Fund
This is an actively managed Fund specializing in large capitalization growth-oriented stock issues managed by National City Bank. The objective of the Fund is the growth of capital through appreciation.

Fund N - DQE Frozen Stock Fund
This Fund consists entirely of shares of Duquesne Light Holdings, Inc. ("DQE") common stock. These investments were transferred from the former Beaver Valley Power Station 401(k) Plan. The market value of the common stock is measured by the quoted market price. The Fund is frozen to contributions from Participants and allows withdrawals by Participants in accordance with the Plan document.

Fund O - Fidelity Puritan Fund
This Fund seeks capital appreciation by investing in a combination of equities and fixed income vehicles. Approximately 60% of assets are invested in stocks and 40% in bonds and other debt securities. The market value of this Fund is measured by the quoted market price.

Fund P - Conservative Balanced Fund
This Fund seeks capital appreciation by investing in a combination of equities and fixed income vehicles and is appropriate for the participant with a lower risk tolerance. The market value of this Fund is measured by the quoted market price.

Fund Q - Moderate Balanced Fund
This Fund seeks capital appreciation by investing in a combination of equities and fixed income vehicles and is appropriate for the participant with moderate risk tolerance. The market value of this Fund is measured by the quoted market price.

Fund R - Aggressive Balanced Fund
This Fund seeks capital appreciation by investing in a combination of equities and fixed income vehicles and is appropriate for the participant with a high level of risk tolerance. The market value of this Fund is measured by the quoted market price.

5.	Investments

The Plan’s investments are maintained in investment funds and shares of common stock of FirstEnergy and DQE, as described in Note 4.

The investments reflected in the December 30, 2004 and 2003 Statement of Net Assets Available for Benefits represent the Plan’s 98.0% and 98.1% share of total investments held in the Trust, respectively, at December 30, 2004 and 2003.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2004 and 2003

The total fair value of net assets held in the FirstEnergy Corp. Savings Plan Master Trust is summarized as follows:

	2004	2003

Cash and cash equivalents	$4,413,164	$2,315,659
FirstEnergy common stock	482,330,366	451,241,964
Capital preservation investments	400,849,081	399,717,572
Domestic equity stocks	650,220,569	592,993,503
International equity stocks	81,428,430	62,551,072
Other equities	44,696,947	41,968,897
Balanced	221,074,046	194,564,782
Bonds	64,422,141	69,085,404
Participant Loans	34,432,222	31,392,124
Interest receivable	1,960,698	1,803,494
Pending sale transactions	520,905	427,549
ESOP liability	(60,850,000)	(96,550,000)
Accrued Fees	(70,130)	(92,269)
Total investments at fair value	$1,925,428,439	$1,751,419,751

The net investment income in the FirstEnergy Corp. Savings Plan Trust for the years ended December 30, 2004 and 2003 was as follows:

	2004	2003

Dividends and interest income	$68,767,393	$52,227,151
Net appreciation in fair value of investments	131,305,351	206,270,785
Net investment gain	$200,072,744	$258,497,936

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2004 and 2003

      The net appreciation of the Trust’s investments for 2004 and 2003 was as follows:

	2004	2003

Bonds	$(241,769)	$307,405

Domestic stocks	52,494,169	126,125,298

International stocks	11,717,082	14,607,363

Balanced Funds	12,502,349	27,625,478

FirstEnergy common stock	54,833,520	29,874,694

Total	$131,305,351	$198,540,238

The following presents the market value of investments that represent 5 percent or more of the Trust’s net assets are separately identified below as of December 30, 2004 and 2003:

	2004	2003

FirstEnergy Common Stock	$425,558,024	$357,453,913

Capital Preservation Fund	402,465,704	401,399,723

S&P 500 Index Fund	312,414,499	301,830,321

Armada Equity Growth Fund	103,503,938	122,663,398

Moderate Growth Lifestyle Fund	119,698,151	110,678,295

6.	Non-Participant Directed Investments

Net assets available for plan benefits and changes in net assets available for plan benefits relating to non-participant directed investments of the Plan at December 30, 2004 and 2003 and for the years then ended are as follows:

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2004 and 2003

	2004	2003

Assets:
FirstEnergy common stock	$289,984,482	$231,085,956

Net assets available for plan benefits	$289,984,482 *	$231,085,956 *

Changes in net assets available for plan benefits:
Employer contributions	$31,847,951	$27,791,575
Interest and dividends	13,737,816	14,254,896
Net appreciation in fair value
of investments	39,831,042	22,840,018
Distributions to Participants	(14,969,571)	(8,022,813)
Transfers, net	(1,893,703)	(2,135,415)
Conversions	-	3,724,629
ESOP interest expense/Fees	(9,655,009)	(12,585,000)

Increase in net assets available for plan benefits	$58,898,526	$45,867,890

* Net of ESOP loan of $60.9 million and $96.6 million, respectively.

7.	Contributions

Employer Contributions
The Companies pay a matching contribution of 50% on the first 6% of compensation contributed by an employee, except for the former GPU unions. The former GPU union participants receive a match on the first 4% of eligible contributions. In addition, the Companies may designate a number of performance objectives and contribute for each objective achieved, an additional $0.05, up to a maximum of $0.25, on each $1.00 of the first 6% of compensation contributed by an employee. However, the former GPU union participants receive no bonus match. The Companies' contributions are invested in FirstEnergy common stock, except for the former GPU union participants that are matched in cash.

The Companies' contributions have been pre-funded by the FirstEnergy common stock held by the ESOP Unallocated Fund. These shares of FirstEnergy common stock earn dividend income and are subject to unrealized appreciation and depreciation as the market value of the FirstEnergy common stock fluctuates. The dividend income serves to pay the ESOP Loan and related interest, which results in the release of shares to the ESOP Allocated Fund as the Companies' matching contribution. To the extent dividend income is not sufficient to pay the ESOP Loan and interest, the Companies will contribute cash which is reflected as employer contributions in the Statements of Changes in Net Assets Available for Plan Benefits. Effective February 11, 2002, Participants who are at least 55 years of age with ten years in the ESOP are provided the ability to diversify a portion of their company matching portfolio. The first participants to elect this option became eligible in 2002.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2004 and 2003

Employee Contributions
Employees can invest between 1% and 20% of their salary in the Plan. Employee contributions may be made on a before-tax and/or after-tax basis. Under the before-tax option, deposits are deducted from current taxable income but are taxable when they are withdrawn from the Plan. The Economic Growth and Tax Relief Reconciliation Act of 2001 limited the maximum annual before-tax contribution to $13,000 for 2004 and $12,000 for 2003. Participants who are at least 50 years of age can elect to defer an additional $1,000 annually. Prior to age 59-1/2, an active employee may withdraw before-tax deposits only under certain hardship conditions as defined in the Plan document.

Employees may make rollover contributions to the Plan of funds held in other tax-qualified plans of which the employee was a participant prior to becoming employed by the Companies. The rollover contributions must be the result of a qualified total distribution from another tax-qualified plan and must be contributed to the Plan within 60 days after distribution to the employee.

Both employer and employee contributions under the Plan are held in a trust fund with the Trustee. Employees may choose to invest their contributions in Funds A, B, C, D, E, F, G, H, I, J, K, M, O, P, Q or R (see Note 4) which are offered by the Plan. Employees may also elect to borrow from their before-tax accounts for certain approved purposes (Fund L).

8.	Tax Considerations

The Plan is exempt from federal, state and local income taxes. The Plan received a favorable determination letter, which was dated March 24, 2003. The federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a Participant's after-tax contribution is not, however, subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to employee withdrawals from the Plan prior to death, disability, attainment of age 59-1/2, or under certain other limited circumstances.

In the case of withdrawal by a Participant employed by the Companies prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the Participant's after-tax contributions, is taxable at ordinary income tax rates. The value of FirstEnergy’s common stock withdrawn is considered to be its fair value on the date it is withdrawn.

In the case of a distribution that qualifies as a lump-sum distribution upon a Participant's termination of employment with the Companies or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the Participant's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the FirstEnergy common stock distributed in-kind or in cash shall be valued at fair value on the date it is withdrawn.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2004 and 2003

9.	Party-In-Interest Transactions

Certain plan investments are shares of mutual funds managed by State Street Investments. State Street Bank and Trust Company, a related company, is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

10.	Transfers of Net Assets into the Plan

On January 7, 2003, the GPU Savings Plans merged into the FirstEnergy Corp. Savings Plan Trust. Assets of $623 million transferred into the Plan. On September 11, 2003, the Northeast Ohio Natural Gas Savings Plan transferred $1.1 million of assets out of the Plan.

11.	Guaranteed Investment Contract

The Plan holds fully benefit-responsive guaranteed investment contracts ("GICs"), which are presented at contract value in the Statements of Net Assets Available for Plan Benefits as previously stated in Note 4. The fair values of the GICs at December 30, 2004 and 2003 were $419,583,137 and $425,947,397, respectively. The average yield of the contracts was 4.20% and 5.15% for the years 2004 and 2003, respectively. The crediting interest rate as of December 30, 2004 and 2003 was 4.44% and 4.30%, respectively. The GICs are measured at the contract value as determined by the insurers and banks and no valuation reserve in relation to the contract value is deemed necessary. The GICs in the Plan are of various types and have zero minimum crediting interest rates. There are fixed crediting interest rates and variable crediting interest rates that reset on a monthly or quarterly basis.

12.	Risks and Uncertainties

The various investment options are in professionally managed funds that purchase stocks and bonds of publicly traded companies, U.S. Government obligations as well as money market funds. Such investments are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with such investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

13.	Plan Amendment

In an amendment to the Plan dated June 21, 2004, the Plan year-end was changed from December 30th to December 31st, commencing December 31, 2005. For the Plan year beginning December 31, 2005, a one-day Plan year will be in effect. For Plan years beginning after December 31, 2005, the twelve month period beginning on January 1st and ending December 31st will constitute the Plan’s year.

EXHIBIT INDEX

FIRSTENERGY CORP. SAVINGS PLAN

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm

        SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the FirstEnergy Corp. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTENERGY CORP.
SAVINGS PLAN

June 24, 2005
Date
By: /s/ Wendy E.Stark
Wendy E.Stark
Chairperson
Savings Plan Committee